

April 24, 2013

<u>Via E-mail</u>
Mr. Shudong Pan
Chief Executive Officer
Huayue Electronics, Inc.
300 Somerset St., Room 469
Harrison, NJ 07029

      Re: Huayue Electronics, Inc.
              Form 10-K for the Fiscal Year Ended May 31, 2012
              Filed August 28, 2012
              File No. 0-54205

Dear Mr. Pan:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                     Sincerely,

                     /s/ Terry French for

                     Larry Spirgel
                     Assistant Director